Exhibit-3.1

AMENDMENT NO. 2 TO THE

AMENDED AND RESTATED

BYLAWS

OF

CORBUS PHARMACEUTICAL HOLDINGS, INC.

(the “Corporation”)

Article I of the Amended and Restated Bylaws of Corbus Pharmaceuticals Holdings, Inc., a Delaware corporation, as amended to date (the “Bylaws”), is hereby amended as follows:

Article I, Section 5 of the Bylaws be, and hereby is, amended to read in its entirety as follows:

“SECTION 5. Quorum. Except as specifically provided otherwise by the DGCL, the Certificate of Incorporation, or these Bylaws, the presence, in person or by proxy, of the holders of one-third (1/3) in voting power of the shares of capital stock issued and outstanding and entitled to vote at a meeting of stockholders (which, if the holders of Common Stock of the Corporation are entitled to vote on any matter submitted to stockholders at the meeting, shall include the holders of at least one-third (1/3) of the issued and outstanding shares of Common Stock of the Corporation entitled to vote at the meeting) shall constitute a quorum for the transaction of business at a meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.”

Adopted by the Board of Directors effective as of October 11, 2022